

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Nir Klein
Chief Executive Officer
Silynxcom Ltd.
19 Yad Ha'Harutzim St.
Netanya, 4250519, Israel

> **Re: Silynxcom Ltd.**
> **Registration Statement on Form F-1**
> **Filed October 27, 2023**
> **File No. 333-275195**

Dear Nir Klein:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed October 27, 2023

Our Sales Process and Customers, page 50

1.   If you elect to highlight names of your customers, such as the Navy Seals, and the ones you identify are not included in the table in this section, revise to make that clear as requested in prior comment 1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Oded Har-Even, Esq.